Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Fox Business Network, Mornings with Maria Interview – August 2, 2021

Participants:

•	Maria Bartiromo, Fox Business Network

•	Matt Roberts, Vacasa

Maria Bartiromo:

Let's check travel. Vacasa is a vacation rental company becoming the latest to go public via SPAC, giving the company a valuation of four and a half billion dollars. Vacasa CEO, Matt Roberts is joining me right now to talk more about what he's seeing. And Matt, it's great to have you. Congrats on the deal, going public via SPAC. I want to ask you about your SPAC in a moment. But first, can you assess what's going on in the business right now? How's travel going? Do you see bookings picking up?

Matt Roberts:

Absolutely. Travel is going very, very strong. You can just go to any airport lately and you'll see it yourself. Our business this year will be about 1.6 billion in bookings, which is roughly double where we were in 2019. Vacation rentals itself is just a category that's exploded in terms of preference shift as well. So travel is great.

Maria Bartiromo:

Yeah. I mean, I want to hear about Vacasa and sort of how people have changed the way they travel. Has the pandemic changed things, the way people approach travel and vacation? Tell us about the trends that you're seeing.

Matt Roberts:

Sure. Absolutely. Certainly during the pandemic, there was a significant shift towards vacation rentals. A lot of the safety concerns and just the ability for people to be still being at home, just not their home, really helped. But this is a trend in terms of people wanting vacation rentals over traditional hotels that's been over a decade in the making. It's up three times in terms of preference for vacation rentals and more and more homeowners are looking to rent out their homes too. So a couple of really strong trends that are supporting our business.

Maria Bartiromo:

So, Matt, how do you compare yourself to like, for example, an Airbnb and tell us what you're going to do with the money that you raised in the IPO? How will that be allocated?

Matt Roberts:

Sure. Well, we're really focused on doing everything that's necessary for a homeowner that wants to start to rent their home to rent out their home. So we basically take care of everything. We built a technology platform that supports everything. So they just use our app to book the nights they want to use and then we write them a check. So it's a great solution for homeowners. We're very much focused on the supply side of the whole ecosystem. Because there's a lot of demand, there's not enough supply, and so we focused on the supply side of the equation.

Matt Roberts:

Again, doing all of the services that are necessary, but with our technology to help homeowners. And in terms of use of capital, one of the things that we're going to do is triple the size of our development team to continue to innovate on our technology and also put that money towards further adding growth to our platform, adding more properties.

Maria Bartiromo:

Fantastic. Matt, it sounds like a great story. We're going to be following your growth for sure. The growth story of Vacasa. Thank you, sir. Matt Roberts joining us there. Stay with us.

Matt Roberts:

Thank you.

Maria Bartiromo:

We'll be right back.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). A full description of the terms of the proposed business combination will be provided in a registration statement on Form S-4 to be filed with the Securities and Exchange Commission (the “SEC”) by Vacasa, Inc. (“NewCo”) that will include a proxy statement for the shareholders of TPG Pace Solutions that also constitutes a prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, and in the preliminary and definitive proxy statements to be filed by TPG Pace Solutions with the SEC regarding the transaction when available. TPG Pace Solutions’ SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This press release does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which will be filed by TPG Pace Solutions with the SEC as an exhibit to a Current Report on Form 8-K.